

Fiscal Year 2017 First Quarter Financial Results
(August 1, 2016 – October 31, 2016)

Investor Presentation
December 7, 2016

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated December 7, 2016 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Financial information for the period ended July 31, 2016 is audited and for the period ended October 31, 2016 is unaudited.

ModusLink
GLOBAL SOLUTIONS

Introduction

❑ About ModusLink

❑ FY17 First Quarter Financial Performance Review

❑ Balance Sheet Highlights

❑ Business Updates

❑ Strategy To Drive Value

❑ Investment Considerations

COMPANY CONFIDENTIAL

ModusLink
GLOBAL SOLUTIONS

ModusLink at a Glance: Global, Integrated, Trusted

Recent Accolades

American Business Awards
2016 Gold Stevie® Award

Inbound Logistics
Top 100 Logistics IT Provider

Business Intelligence Group
2016 BIG Innovation Award

EMC
Blue Sky Supplier
Sustainability Award

GoPro
GoPro Versatile Award

Intel
Preferred Quality
Supplier Award

Supply & Demand Chain Executive
Supply & Demand Chain
Executive 100

$460M	FY16 Revenue (NASDAQ: MLNK)
$4.5+B[1]	FY16 Client materials managed through ModusLink
350+M[1]	FY16 Annual units shipped
2,100	FY17 Q1 – Full-time employees
22	Global sites
21	Languages
66%	6 of 9 high tech clients in Gartner Supply Chain Top 25
1	Technology platform with single integration effort
9	Highly integrated supply chain and logistics solutions

1 Internal Company Estimates - Unaudited

ModusLink
GLOBAL SOLUTIONS

Strategic Positioning – Global Value Proposition



Regions	Solutions	Markets
Global…	**…omni-channel provider of end-to-end technology and forward/reverse logistics services…**	**…to innovative product companies**

- **North America**

- **Europe**

- **Asia** (China, in particular)



Technology: E-Commerce Services → Professional Services → Infrastructure Services

Forward Logistics: Demand Planning → Warehousing → Fulfillment

Reverse Logistics: Support → Return / Replace → Repair / Refurbish

- **Growth tech verticals**

- **Mature tech verticals**

- **Other innovative product sectors:** medical devices, luxury, beauty, small appliances

A clear strategy for future growth

ModusLink
GLOBAL SOLUTIONS

Global Footprint to Service our Worldwide Clients



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Kunshan, China
Shanghai, China
Shenzhen, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

Distributed Last Mile Solution Centers (Waltham, MA – Corporate HQ)

Global Capabilities to Drive Client Satisfaction

ModusLink
GLOBAL SOLUTIONS

The Markets We Serve

 Consumer Electronics

 Computing & Storage

 Medical Devices

 Consumer Packaged Goods

 Industrial

 Retail

 Communications

 Luxury Goods

 Software & Content



ModusLink
GLOBAL SOLUTIONS

Trusted by Leading Brands

acer	ERICSSON	htc quietly brilliant	MICRO FOCUS	SanDisk
ANIMA	EuRail	HYLA mobile RECONSIDERED	Microsoft	SOLECTRON
bugaboo	fitbit	iomega	NATIONAL INSTRUMENTS	SONY make.believe
CISCO	FUJITSU	JDE	PHILIPS	tile
COBI	GoPro Be a HERO	Lenovo	provo craft Turn on your creative best.	TomTom
CSID	here	Lexar by Micron	Reckitt Benckiser	TOSHIBA Leading Innovation
ebay	Hewlett Packard Enterprise	littleBits ELECTRONICS	republic WIRELESS	UNIFY
EMC²	hp	logitech	ring	ZEISS

ModusLink GLOBAL SOLUTIONS

Why We Win

- Strong Brand: History of Delivering ROI

- Global Reach with Customized Local Service

- Comprehensive Solutions Portfolio / Commitment to Innovation

- Seamless Supply Chain Outsourcing – Extensions of Our Clients

- Integrated Omni-Channel Technology & Fulfillment Capabilities

- Outstanding Customer Service and Support

- Commitment to our Client's Brand, Reputation and Business

ModusLink
GLOBAL SOLUTIONS



Fiscal Year 2017
First Quarter
Financial Results

Business Highlights
Statement of Operations
Select Balance Sheet Data

Fiscal 2017 First Quarter Corporate Highlights

Fiscal 2017 First Quarter Results Tracking to Plan

✓ Transition to Business Unit ("BU") model continues

✓ General Managers appointed for eight (8) operating hubs

✓ De-centralized corporate and Global Client Management functions

✓ Operational enhancements and Lean roll-outs at key global solution centers

✓ Workforce reductions implemented to support new operating model

✓ Successful resolution of client pricing with multiple global accounts

✓ Investment in IT and automation – enhanced ERP and CRM capabilities

✓ Global Capture Management initiatives driving better efficiencies and performance

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 First Quarter Business Highlights



Smart Bike System Company COBI® Partners with ModusLink® for Global E-Commerce Services and Customer Support

• MLNK to provide E-Commerce and Logistics solutions.

• Roll-out in more than 30 countries – focus on Europe and the U.S.





ModusLink To Help Tile Expand Global Business Operations

• MLNK to lead global E-Commerce expansion initiatives through innovative order fulfillment, procurement and data management.

• E-Commerce and Supply Chain solutions to help Tile expand global customer adoption, while streamlining kitting processes.





ModusLink Launches Full Service E-Commerce Solution to Help Brands Take Advantage of the Growing Chinese Online Market

• More than 300 million active online buyers in China.

• MLNK to support E-Commerce buildouts on Tmall.com, China's largest online marketplace (owned by Alibaba).



ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 First Quarter Industry Recognition Continues

ModusLink® Poetic® Service Cloud Named Winner of 2016 BIG Awards for Business



- IoT-enabled solution recognized as a new product of the year in technology software.

- Solution designed to help organizations bridge the gap between connected devices and revenue potential.

ModusLink Wins Bronze Stevie® Award in 2016 International Business Awards



- Poetic® Service Cloud Recognized as New, Innovative Product in the Software, Supply Chain Management Solution category.

- Enables IoT device producers and product manufacturers to connect smart devices to the cloud and maximize B2C and B2B services.

ModusLink Named a Top 100 3PL Provider by *Inbound Logistics*



- MLNK recognized for its assortment of specialized logistics services, including Aftersales, Reverse Logistics and Poetic IoT.

- Company singled out as an "enterprise change agent" for efficiency and adaptability.

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 First Quarter Performance

For the three-months ended October 31, 2016 and July 31, 2016 (Q1 of Fiscal 2017 vs. Q4 of Fiscal 2016)

- **Net revenue of $121.3 million, an increase of 19.5%**. New programs with multiple accounts in the Internet, computing and consumer electronics industries; sequential improvements driven by increased volume related to seasonality trends.

- **Gross margin of 7.7%, up 130 basis points**, higher volumes generating better absorption of overhead; continued focus on lowering overall expenses.

- **Operating expenses of $15.0 million**, **a reduction of 29.8%.** Excluding restructuring expenses, net, operating expenses declined by $1.7 million or 11.3%.

- **Operating loss of $(5.6) million**, as compared to an operating loss of $(14.8) million, **an improvement of $9.2 million.**

- **Net loss of $(8.5) million**, as compared to a net loss of $(19.7) million, **an improvement of $11.2 million.**

($'s in thousands)

	Three Months Ended		
	October 31, 2016	July 31, 2016	Fav (Unfav)
Net revenue	$ 121,327	$ 101,508	19.5%
Cost of revenue	111,994	95,031	(17.8%)
Gross profit	9,333	6,477	44.1%
Gross margin (as a %)	7.7%	6.4%	1.3%
Operating expenses:			
Selling, general and administrative	13,601	15,328	11.3%
Restructuring, net	1,374	5,992	77.1%
Total operating expenses	14,975	21,320	29.8%
Operating loss	(5,642)	(14,843)	62.0%
Other expense, net	(2,352)	(1,103)	(113.2%)
Loss before taxes	(7,994)	(15,946)	49.9%
Income tax expense	1,049	3,979	73.6%
Gains on investments in affiliates, net of tax	(500)	(214)	133.6%
Net loss	$ (8,543)	$ (19,711)	56.7%

> **Fiscal 2017 first quarter performance reflects higher volumes and initial savings from turnaround initiatives; continued cost reductions anticipated in Q2 of fiscal 2017.**

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 First Quarter Performance (Cont'd)

For the three-months ended October 31, 2016 and July 31, 2016 (Q1 of Fiscal 2017 vs. Q4 of Fiscal 2016)

($'s in thousands)

Sequential growth in all reportable geographic segments.

- **Americas** – new programs with leading Internet retailer, served from Miami solution center; repeat business and successful onboarding programs with several existing customers; variety of solutions provided including eBusiness, Financial Management Services, Repair & Refurbishment, Value-Added Warehousing & Distribution.

- **Asia** – new business wins with leading global computing company, emerging technology company and consumer electronic company; successful onboarding programs with multiple clients, primarily in Futian and Chongqing.

- **Europe** – new business awarded with consumer electronics company, wireless communications company and several eBusiness companies; new projects and successful onboarding programs performed out of Venray and Apeldoorn; strong momentum building for bundled, E-Commerce and Fulfillment solutions.



Net Revenue by Geography

Sequential net revenue growth in all reportable geographic segments; 10+ "Go-Live" programs during Q1; not anticipating continued sequential growth but business momentum continues

ModusLink GLOBAL SOLUTIONS

FY17 First Quarter Performance
Net Loss to Adjusted EBITDA Reconciliation

For the three-months ended October 31, 2016 and July 31, 2016 (Q1 of Fiscal 2017 vs. Q4 of Fiscal 2016)

(Unaudited) ($'s in thousands)

	Three Months Ended	
	October 31, 2016	**July 31, 2016**
Net loss	$ (8,543)	$ (19,711)
Interest income	(165)	(132)
Interest expense	2,029	2,585
Income tax expense	1,049	3,979
Depreciation	2,022	2,299
Amortization of intangible assets	-	-
EBITDA	(3,608)	(10,980)
SEC inquiry and financial restatement costs	2	1
Strategic consulting and other related professional fees	4	21
Executive severance and employee retention	300	662
Restructuring	1,374	5,992
Share-based compensation	192	200
Unrealized foreign exchange (gains) losses, net	(233)	(235)
Other non-operating (gains) losses, net	885	(1,355)
(Gains) on investments in affiliates and impairments	(500)	(214)
Adjusted EBITDA	$ (1,584)	$ (5,908)

[1] The Company defines Adjusted EBITDA as net income (loss) excluding net charges related to interest income, interest expense, income tax expense, depreciation, amortization of intangible assets, SEC inquiry and financial restatement costs, SEC penalties on resolution, strategic consulting and other related professional fees, executive severance and employee retention, restructuring, share-based compensation, impairment of goodwill and long-lived assets, unrealized foreign exchange gains and losses, net, other non-operating gains and losses, net, and gains and losses on investments in affiliates and impairments.

Turnaround plan on track; Company reaffirms anticipated annualized Adjusted EBITDA improvements of approximately $32.0 million; Company continues to focus on net revenue stabilization and growth.

ModusLink
GLOBAL SOLUTIONS

ModusLink Consists of Two Business Models:

Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2B in NOL's

Fiscal Year 2017 – First Quarter ($M) (* - unaudited)	Supply Chain Business*	Holding Company*	Public Company*
Revenue	$121.3	$0.0	$121.3
Gross Profit	$9.3	$0.0	$9.3
Operating Expenses	$13.7	$1.3	$15.0
Operating Loss	$(4.3)	$(1.3)	$(5.6)
Net Loss	$(5.0)	$(3.5)	$(8.5)
EBITDA	$(1.9)	$(1.7)	$(3.6)
Adjusted EBITDA	$(0.5)	$(1.1)	$(1.6)
Cash / Trading securities	$13.0	$107.2	$120.2
Debt - carrying value	$5.0	$58.2	$63.2

Holding Company: Q1 Expenses consist primarily of – $1.3 million in operating expenses, $0.8 million in cash interest expense and $1.0 million in non-cash amortization of the debt discount.

ModusLink
GLOBAL SOLUTIONS

Strong Balance Sheet – Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Select Balance Sheet Data

($ in millions)	Oct. 31, 2016	Jul. 31, 2016
Total Cash & Equivalents	$105.3	$130.8
Trading Securities	$14.9	$16.8
Working Capital	$116.0	$125.1
Total Debt[1] (at maturity)	$74.6	$69.6
Current Ratio	1.6	1.6
Net Debt and Trading Securities[2]	$45.6	$78.0

- $120.2 million in cash, cash equivalents and trading securities to fund working capital, business needs and corporate realignment initiatives.

- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $5.0 million borrowed as of October 31, 2016 (excluding undrawn LCs).

- Raised $100 million in 2014 through Convertible Notes Offering:
  - Wells Fargo Bank – Trustee
  - Bear interest at 5.25% per annum, payable semi-annually
  - Mature in March 2019
  - Net carrying value of the Notes was $58.2 million as of quarter end

- Cash decrease was expected and is due mainly to the expected seasonal investment in working capital associated with the 20% increase in sequential quarterly revenues as well as unwinding of working capital related to a planned client exit.

Ability to pay down debt through cash, cash equivalents and trading securities, and selling underutilized real estate to drive business performance.

1 Represents amount of the Convertible Notes at maturity plus the balance borrowed on the Credit Facility as of the balance sheet date.
2 Represents Total Cash & Equivalent + Trading Securities – Total Debt.

ModusLink GLOBAL SOLUTIONS

Summary: Investment Considerations



Complete End-to-End Solutions Provide Competitive Edge

Unmatched Global Footprint to Meet Client Requirements

Diversified Supply Chain Relationships Driving Client ROI

Longstanding Customer Relationships Across Both Legacy and Growth Industries

Long-term View of the Markets; Positioned to Leverage Offerings in New Emerging Categories

Client Base of Fortune 500 Global Leaders

Strong Balance Sheet, Access to Capital and Commitment from Board and Executives to Implement Turnaround!

Anticipate Significant Improvements in Bottom-Line Performance and Cash Flow Generation in FY17

Investments in Infrastructure, Systems and Processes to Improve Efficiencies and Drive Bottom-Line Performance



THANK YOU!